SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 14, 2014

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia stock exchange release dated February 14, 2014: Nokia Board of Directors approves the Nokia Equity Program 2014

STOCK EXCHANGE RELEASE
February 14, 2014

Nokia Board of Directors approves the Nokia Equity Program 2014

Nokia Corporation
Stock Exchange Release
February 14, 2014 at 21.20 (CET +1)

Espoo, Finland - Nokia announced today that Nokia’s Board of Directors has approved the Nokia Equity Program 2014. The Nokia Equity Program 2014 includes the following equity instruments:

• An Employee Share Purchase Plan for Nokia employees in selected jurisdictions, entitling the eligible employees to contribute a part of their salary to purchase Nokia shares. After a designated holding period, Nokia will offer the employees one matching share for each two purchased shares;

• Performance Shares, with the final number of shares dependent on the achievement of pre-determined financial performance criteria; and

• Restricted Shares are awarded on an exceptional basis only for recruitment and retention purposes and are dependent on continued employment during a three-year restriction period.

For 2014, the intention has been to simplify the equity programs on offer, removing stock options completely from the program and limiting the restricted share plan for use in extraordinary retention and recruitment cases only. Also the number of restricted shares to be granted has been reduced significantly. The Board of Directors, in setting up the Equity Program 2014, has taken into consideration the expected changes in the company structure due to the planned sale of substantially all of Nokia’s Devices & Services business to Microsoft.

The purpose of the Nokia Equity Program 2014

The Nokia Equity Program 2014 is designed to support the participants’ focus and alignment with Nokia’s long term success. Also employees of NSN are included in the Performance Share Plan and in the Restricted Share Plan.

Nokia’s use of the performance-based plan as the main long-term incentive vehicle is planned to effectively contribute to the long-term value creation and sustainability of Nokia and to align the interests of the employees with those of the shareholders. It is also designed to ensure that the overall equity-based compensation is driven by performance.

Shares under the Restricted Share Plan will be granted on a more limited basis than in previous years. Restricted Shares are granted only for exceptional retention and recruitment purposes aimed to ensure Nokia is able to retain and recruit talent vital to the future success of the Company.

Stock option grants will not feature as part of the Equity Program 2014.  Greater emphasis will be placed on the Performance Share Plan in 2014, further promoting Nokia’s stance on pay for performance

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, eligible Nokia employees (excluding NSN employees for the 2014 plan cycle) can elect to make monthly contributions from their salary to purchase Nokia shares. The participation in the plan is voluntary.

The annual limit which the participant can contribute to the plan will be between a minimum of EUR 60 and a maximum of the lower of (1) EUR 1 200 and (2) 10% of a participant’s annual gross base salary. Generally, the share purchases will be made at market value on pre-determined dates on a monthly basis during a 12-month period. Nokia will offer one matching share for every two purchased shares the participant still holds after the last monthly purchase has been made in June 2015. The estimated total maximum amount of employee contributions during the plan cycle commencing in 2014 would equal approximately 840 000 Nokia shares using closing share price EUR 5.28 on February 13, 2014. Based on the matching ratio of one matching share for every two purchased shares, the number of matching shares would be approximately 420 000.

The Employee Share Purchase Plan is planned to be offered to Nokia employees in up to 27 countries for the plan cycle commencing in 2014. The first savings period is intended to start in June 2014 and the first monthly purchases are planned to be made in July 2014.

Performance Shares

Under the 2014 Performance Share Plan, target pay-out will depend on whether independent performance criteria have been met by the end of the performance period. The performance criteria are different for different employee groups as follows:

For the Nokia and NSN employees (excluding HERE employees), the performance criteria are Nokia continuing operations Average Annual Net Sales and Nokia continuing operations Average Annual EPS.

For HERE employees, the performance criteria are Nokia continuing operations Average Annual EPS, HERE Average Annual Net Sales and HERE Average Annual Operating Profit.

The plan has a two-year performance period (2014-2015) and a subsequent one-year restriction period. The number of performance shares to be settled after the restriction period will start at 25% of the grant amount and any pay-out beyond this will be determined with reference to the financial performance during the two-year performance period. The grant under Performance Share Plan 2014 could result in an aggregate maximum payout of 29.7 million Nokia shares in the event that maximum performance against all the performance criteria is achieved.

Restricted Shares

The Restricted Share Plan 2014 has a three-year restriction period. The grant of Restricted Shares in 2014 could result in an aggregate maximum payout of 2 million Nokia shares.

Employees included in the Equity Program 2014

The primary equity instrument for executive-level employees and directors below executive level are performance shares. Below the executive and director level, performance shares are used on a selective basis to ensure retention and recruitment of functional mastery and other employees deemed critical to Nokia’s future success.

Nokia has decided to restrict the use of the Restricted Shares so that shares under the Restricted Share Plan are granted only for exceptional retention and recruitment purposes to ensure Nokia is able to retain and recruit talent vital to the future success of the Group and will only be used in limited and exceptional circumstances. This is a change to the earlier practice when restricted shares were included as part of the annual compensation reviews.

Employees in up to 27 countries are planned to be offered the possibility to participate in the Employee Share Purchase Plan for the plan cycle commencing in 2014, provided that there are no local regulatory or administrative restraints for the offer.

Amendment of the 2013 Performance Share Plan

Following Nokia’s purchase of the remaining stake in NSN from Siemens which was completed in August 2013, and the intended sale of substantially all of Nokia’s D&S business to Microsoft announced on September 3, 2013, the metrics for the 2013 Performance Share Plan are amended to take account of Nokia’s new business going forward. The amendment introduces a metric set on the basis of the Average Net Sales Index over the two year performance period in replacement of the metric set on the basis of the Average Annual Net Sales Revenue. In addition, the Average Annual EPS targets are amended.

Dilution effect

As of December 31, 2013, the total maximum dilution effect of Nokia’s equity program and option rights currently outstanding, assuming that the performance shares would be delivered at maximum level, is approximately 2.3%. The potential maximum effect of the Nokia Equity Program 2014 would be approximately another 0.9%, meaning a total dilution impact of 3.1%, again assuming the delivery at maximum level for performance shares, and the delivery of matching shares against the estimated maximum amount of contributions to the participants under the Employee Share Purchase Plan. The calculation for the Employee Share Purchase Plan is based on closing share price EUR 5.28 on February 13, 2014.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) receiving timely, if at all, necessary regulatory approvals for the Sale of the D&S Business; D) expectations, plans or benefits related to or caused by the Sale of the D&S Business; E) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; F) expectations, plans or benefits related to changes in leadership and operational structure; G) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our fourth quarter and full year 2013 results report available for instance at www.nokia.com/financials. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.Media Enquiries:

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title:Vice President, Corporate Legal